

September 18, 2013

Via E-mail
Michelle LaCour
Chief Executive Officer
Resort Savers, Inc.
1004 Commercial Ave., #509
Anacortes, WA 98221-4117

> **Re:** **Resort Savers, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 4, 2013**
> **File No. 333-187437**

Dear Ms. LaCour:

We have reviewed your responses to the comments in our letter dated August 30, 2013 and have the following additional comment. All page numbers below correspond to the marked version of your filing.

General

1. Please amend your filing to include updated financial statements that comply with Rule 8-08 of Regulation S-X.

You may contact Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        James B. Parsons
        Parsons/Burnett/Bjordahl/Hume, LLP